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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of The Securities Exchange Act of 1934

E-HOUSE (CHINA) HOLDINGS LIMITED
(Name of the Issuer)

E-House (China) Holdings Limited E-House Holdings Ltd. E-House Merger Sub Ltd.	Neil Nanpeng Shen Smart Create Group Limited Smart Master International Limited
Xin Zhou Kanrich Holdings Limited Jun Heng Investment Limited On Chance, Inc.	SINA Corporation
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

26852W103*
(CUSIP Number)

E-House (China) Holdings Limited 11/F Yinli Building No. 383 Guangyan Road Jing'an District Shanghai 200072 People's Republic of China Phone: +86 21 6133-0809

Xin Zhou
Kanrich Holdings Limited
On Chance Inc.
Jun Heng Investment Limited
c/o 11/F Yinli Building
No. 383 Guangyan Road
Jing'an District
Shanghai 200072
People's Republic of China
Phone: +86 21 6133-0809
Facsimile: +86 21 6133-0707	Neil Nanpeng Shen Smart Create Group Limited Smart Master International Limited c/o Suite 3613, 36/F Two Pacific Place 88 Queensway Hong Kong Phone: +852 2501-8989 Facsimile: +852 2501 5249	SINA Corporation 7/F Sina Plaza No. 8 Courtyard 10 West Xibeiwang East Road Haidian District, Beijing People's Republic of China Phone: +86 10 8262-8888 Facsimile: +86 10 8260-7073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Miranda So	Z. Julie Gao, Esq.	Michael V. Gisser, Esq.
Davis Polk & Wardwell	Haiping Li, Esq.	Skadden, Arps, Slate, Meagher & Flom LLP
Hong Kong Club Building	Skadden, Arps, Slate, Meagher & Flom LLP	300 South Grand Avenue
3A Chater Road	c/o 42/F Edinburgh Tower, The Landmark	Suite 3400
Hong Kong	15 Queen's Road Central	Los Angeles, California 90071
Phone: +852 2533-3373	Hong Kong	Phone: (213) 687-5000
Phone: +852 3740-4700

This statement is filed in connection with (check the appropriate box):

  ☐    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  ☐    The filing of a registration statement under the Securities Act of 1933.

  ☐    A tender offer

  ☒    None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$562,357,496	$56,629

*
This CUSIP number applies to the Issuer's American Depositary Shares, each of which represents one Ordinary Share.

**
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $6.85 per share for the 79,422,550 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction, plus (b) the product of 5,450,999 ordinary shares issuable under all outstanding and unexercised options multiplied by $1.92 per share (which is the difference between the $6.85 per share merger consideration and the weighted average exercise price of $4.93 per share), plus (c) the product of 1,147,380 ordinary shares underlying the restricted shares multiplied by $6.85 per share ((a), (b), and (c) together, the "Transaction Valuation").

***
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:
Filing Party:	Date Filed:

 INTRODUCTION

        This Amendment No. 4 (this "Final Amendment") to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) E-House (China) Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.001 per share (each, a "Share"), including the Shares represented by the American depositary shares (each an "ADS," or collectively, the "ADSs"), each of which represents one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) E-House Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"); (c) E-House Merger Sub Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (d) Mr. Zhou, the co-chairman of the board of directors of the Company (the "Board") and chief executive officer of the Company ("Mr. Zhou"), (e) Kanrich Holdings Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, (f) On Chance, Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands, (g) Jun Heng Investment Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, each of Kanrich Holdings Limited, On Chance, Inc. and Jun Heng Investment Limited being controlled by Mr. Zhou, (h) Mr. Neil Nanpeng Shen, a member of the Board ("Mr. Shen"), (i) Smart Create Group Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, (j) Smart Master International Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, each of Smart Create Group Limited and Smart Master International Limited being controlled by Mr. Shen, and (k) SINA Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "SINA"). Parent, Merger Sub, Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited, Smart Master International Limited and SINA are collectively referred to as the "Buyer Group."

        This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 15, 2016 (the "Merger Agreement"), among Parent, Merger Sub and the Company, pursuant to which the Merger Sub was merged with and into the Company (the "Merger"), with the Company continuing as the surviving company (the "Surviving Company") after the merger as a wholly-owned subsidiary of Parent on August 12, 2016 (the "Effective Time").

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15    Additional Information

        Item 15(c) is hereby amended and supplemented as follows:

        On August 5, 2016, an extraordinary general meeting of the shareholders of the Company was held at 2:00 p.m. (Beijing time), at the Company's office at 11/F, Yinli Building, 383 Guangyan Road, Jing'an District, Shanghai 200072, the People's Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the "Plan of Merger") and the transactions contemplated thereby, including the Merger, and authorized each of the members of the special committee to do all things necessary to give effect to the Merger Agreement the Plan of Merger and the Transactions, including the Merger.

        On August 12, 2016, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of August 12, 2016, pursuant to which the Merger became effective on August 12, 2016. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

        At the Effective Time, each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (i) the Shares (including ADSs corresponding to such Shares) and Company Share Awards (as defined herein) beneficially owned by the Buyer Group, (ii) Shares held by the Company or any of its subsidiaries, (iii) Shares (including ADSs corresponding to such Shares) held by JPMorgan Chase Bank, N.A. (the "ADS depositary") and reserved for issuance and allocation pursuant to the Share Incentive Plan (as defined herein), and (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law (the "Dissenting Shares") (Shares described under (i) through (iv) above are collectively referred to herein as the "Excluded Shares"), was cancelled in exchange for the right to receive $6.85 in cash per Share without interest and net of any applicable withholding taxes or $6.85 in cash per ADS without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees pursuant to the terms and conditions of the deposit agreement, dated as of May 14, 2012, by and among the Company, ADS depositary and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time (the "Deposit Agreement")). The Excluded Shares (other than the Dissenting Shares) were cancelled for no merger consideration. The Dissenting Shares were cancelled for payment of their fair value in accordance with the Cayman Islands Companies Law.

        In addition to the foregoing, at the Effective Time, the Company terminated the 2008 Share Incentive Plan of the Company and all amendments and modifications thereto (the "Share Incentive Plan"), terminated all relevant award agreements applicable to the Share Incentive Plan, canceled all options to purchase Shares or ADSs (the "Company Options") and all restricted shares (the "Company Restricted Shares", together with the Company Options, the "Company Share Awards") granted under the Share Incentive Plan that were then outstanding and unexercised, whether or not vested or exercisable. Each former holder of a Company Option (other than a former holder of any Company Options that are Excluded Shares), whether vested or unvested, that was cancelled at the Effective Time will, in exchange thereof, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of $6.85 over the exercise price of such Company Option multiplied by (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than $6.85, such Company Option shall be cancelled without any payment therefor. Each former holder of a Company Restricted Share (other than a former holder of any Company Restricted Shares that are Excluded Shares) that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) $6.85 multiplied by (ii) the number of Company Restricted Shares held by such former holder. At the Effective Time, each Company Option and each Company Restricted Share that was an Excluded Share (whether vested or unvested) was cancelled for no merger consideration.

        After the Effective Time, each holder of the Company's 2018 convertible notes (the "Notes") have the option to require the Surviving Company to repurchase such holder's Notes for a purchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the applicable fundamental change repurchase date as defined under the indenture agreement. Furthermore, after the Effective Time but prior to and including the second business day prior to the fundamental change repurchase date, each holder of the Notes are entitled, subject to the terms and conditions of the indenture agreement, to convert such holder's Notes into the right to receive an amount in cash for each $1,000 principal amount of the Notes held by such holder equal to the product of (i) the $6.85 per ADS merger consideration and (ii) the increased conversion rate as determined pursuant to the indenture agreement; provided that such holder of the Notes has not delivered or has validly withdrawn a notice to require the Surviving Company to repurchase such holder's Notes. After the second business day prior to the applicable fundamental change repurchase date, each holder of the Notes, to the extent such holder has not exercised its right to require the Surviving Company to repurchase such holder's Notes, will be entitled to convert such Notes into the right to receive an amount in cash for each $1,000 principal amount of the Notes held by such holder equal to the product of (i) the $6.85 per ADS merger consideration and (ii) the conversion rate as defined in the indenture agreement.

        As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange ("NYSE") and the ADS program for the Shares will terminate. The Company requested that the NYSE file a Form 25 with the SEC to remove the ADSs from listing on the NYSE and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16    Exhibits

        (a)-(1)*  Proxy Statement of the Company dated July 1, 2016 (the "proxy statement").

        (a)-(2)*  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

        (a)-(3)*  Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

        (a)-(4)*  ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.

        (a)-(5)  Press Release issued by the Company, dated April 15, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 15, 2016.

        (a)-(6)  Press Release issued by the Company, dated July 1, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on July 1, 2016.

        (a)-(7)  Press Release issued by the Company, dated August 5, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on August 5, 2016.

        (a)-(8)  Press Release issued by the Company, dated August 12, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on August 12, 2016.

        (b)-(1)  Debt Commitment Letter by and between Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch and Merger Sub dated April 15, 2016, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(2)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and Mr. Zhou, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(3)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and Mr. Shen, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(4)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and SINA Corporation, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (c)-(1)*  Opinion of Duff & Phelps, dated April 15, 2016, incorporated herein by reference to Annex B to the proxy statement.

        (c)-(2)*  Discussion materials prepared by Duff & Phelps for discussion with the Special Committee, dated April 14, 2016.

        (d)-(1)*  Agreement and Plan of Merger, dated as of April 15, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

        (d)-(2)  Rollover Agreement, dated April 15, 2016, by and between Parent, Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited, Smart Master International Limited and SINA, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(3)  Voting Agreement, dated April 15, 2016, by and between Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited, Smart Master International Limited and SINA, incorporated herein by reference to Exhibit 7.09 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(4)  Limited Guarantee, dated April 15, 2016, by and between Parent, Mr. Zhou, Mr. Shen and SINA, incorporated herein by reference to Exhibit 7.07 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(5)  Second Amended and Restated Consortium Agreement dated April 15, 2016, by and between Mr. Zhou, Mr. Shen and SINA, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (f)-(1)*  Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

        (f)-(2)*  Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

        (g)   Not applicable.

*
Previously filed

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2016

E-House (China) Holdings Limited
By:	/s/ JIN LI
	Name:	Jin Li
	Title:	Chairman of the Special Committee
E-House Holdings Ltd.
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director
E-House Merger Sub Ltd.
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director
Xin Zhou
By:	/s/ XIN ZHOU
Kanrich Holdings Limited
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director
On Chance Inc.
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director

Jun Heng Investment Limited
By:	/s/ XIN ZHOU
	Name:	Xin Zhou
	Title:	Director
Neil Nanpeng Shen
By:	/s/ NEIL NANPENG SHEN
Smart Create Group Limited
By:	/s/ NEIL NANPENG SHEN
	Name:	Neil Nanpeng Shen
	Title:	Director
Smart Master International Limited
By:	/s/ NEIL NANPENG SHEN
	Name:	Neil Nanpeng Shen
	Title:	Director
SINA Corporation
By:	/s/ CHARLES CHAO
	Name:	Charles Chao
	Title:	Chief Executive Officer

 Exhibit Index

        (a)-(1)*  Proxy Statement of the Company dated July 1, 2016 (the "proxy statement").

        (a)-(2)*  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

        (a)-(3)*  Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.

        (a)-(4)*  ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.

        (a)-(5)  Press Release issued by the Company, dated April 15, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on April 15, 2016.

        (a)-(6)  Press Release issued by the Company, dated July 1, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on July 1, 2016.

        (a)-(7)  Press Release issued by the Company, dated August 5, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on August 5, 2016.

        (a)-(8)  Press Release issued by the Company, dated August 12, 2016, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on August 12, 2016.

        (b)-(1)  Debt Commitment Letter by and between Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch and Merger Sub dated April 15, 2016, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(2)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and Mr. Zhou, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(3)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and Mr. Shen, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (b)-(4)  Equity Commitment Letter, dated April 15, 2016, by and between Parent and SINA Corporation, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (c)-(1)*  Opinion of Duff & Phelps, dated April 15, 2016, incorporated herein by reference to Annex B to the proxy statement.

        (c)-(2)*  Discussion materials prepared by Duff & Phelps for discussion with the Special Committee, dated April 14, 2016.

        (d)-(1)*  Agreement and Plan of Merger, dated as of April 15, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

        (d)-(2)  Rollover Agreement, dated April 15, 2016, by and between Parent, Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited, Smart Master International Limited and SINA, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(3)  Voting Agreement, dated April 15, 2016, by and between Mr. Zhou, Kanrich Holdings Limited, On Chance, Inc., Jun Heng Investment Limited, Mr. Shen, Smart Create Group Limited,

Smart Master International Limited and SINA, incorporated herein by reference to Exhibit 7.09 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(4)  Limited Guarantee, dated April 15, 2016, by and between Parent, Mr. Zhou, Mr. Shen and SINA, incorporated herein by reference to Exhibit 7.07 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (d)-(5)  Second Amended and Restated Consortium Agreement dated April 15, 2016, by and between Mr. Zhou, Mr. Shen and SINA, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed with the SEC by the Buyer Group on April 15, 2016.

        (f)-(1)*  Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

        (f)-(2)*  Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

        (g)   Not applicable.

*
Previously filed

QuickLinks

INTRODUCTION
  Item 15 Additional Information
  Item 16 Exhibits
SIGNATURES
Exhibit Index